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                             May 28, 2024

       Carlos Jos   Garc  a Moreno Elizondo
       Chief Financial Officer
       Am  rica M  vil, S.A.B. DE C.V.
       Lago Zurich 245, Plaza Carso / Edificio Telcel
       Colonia Ampliaci  n Granada, Miguel Hidalgo, 11529
       Mexico City, Mexico

                                                        Re: Am  rica M  vil,
S.A.B. DE C.V.
                                                            Form 20-F and
20-F/A for the Fiscal Year Ended December 31, 2023
                                                            Form 6-K furnished
on April 19, 2024
                                                            File No.001-16269

       Dear Carlos Jos   Garc  a Moreno Elizondo:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F and 20-F/A for the Fiscal Year Ended December 31, 2023

       Operating and Financial Review and Prospects
       Results of Operations
       Interperiod Segment Comparisons, page 28

   1. We note your discussion of the changes in non-IFRS adjusted segment results. Please revise to disclose and
analyze IFRS results with equal or greater prominence. Also, revise to reconcile the
differences between the most directly comparable financial measure calculated and
presented in accordance with IFRS and the non-IFRS measures. Refer to
                                                        Item 10(e)(1)(i) of
Regulation S-K and Question 102.10(a) of the non-GAAP C&DIs.
 Carlos Jos   Garc  a Moreno Elizondo
FirstName  LastNameCarlos Jos   Garc  a Moreno Elizondo
Am  rica M  vil,  S.A.B. DE C.V.
Comapany
May        NameAm  rica M  vil, S.A.B. DE C.V.
     28, 2024
May 28,
Page 2 2024 Page 2
FirstName LastName
Form 6-K furnished on April 19, 2024

General

2. We note that you present what appears to be a non-IFRS income statement on page 8. The presentation of a non-IFRS income statement, or a presentation that gives the appearance of one, may place undue importance on the non-IFRS information and may give the impression that the non-IFRS income statement represents a comprehensive basis of accounting. Please remove this presentation in future filings. Refer to Rule 100(b) of
         Regulation G. Also, ensure that you provide a reconciliation from IFRS net income to non-IFRS EBITDA and Adjusted EBITDA in your revised disclosures.
3. We note that you present EBITDA margin and Adjusted EBITDA margin without a corresponding measure calculated in accordance with IFRS. You also disclose EBITDA,
         Adjusted EBITDA and EBIT for each segment but do not present the most directly comparable IFRS measure, the segment measure of performance as disclosed in your financial statements, nor do you provide the required reconciliations. Please revise in future filings to ensure that for all non-IFRS measures you disclose the most directly comparable financial measure calculated in accordance with IFRS and provide a reconciliation from the IFRS measure to the non-IFRS measure. Refer to
Item 100(a)(1)
         and (2) of Regulation G.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Megan Akst at 202-551-3407 or Christine Dietz at 202-551-3408 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology